Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated July 30, 2010 (October 7, 2011 as to earnings per limited partner unit and the “Amendment to the Partnership Agreement” paragraph in Note 10) with respect to the financial statements of Armstrong Resource Partners, L.P. and Subsidiaries (formerly Elk Creek, L.P. and Subsidiaries) contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Independent Registered Public Accounting Firms.”
/s/ Grant Thornton LLP
St. Louis, Missouri
October 11, 2011